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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 12b-25

                          Notification of Late Filing

                                      Commission File Number  0-24030

(Check one)
[ ] Form 10-K and Form 10-KSB  [X] Form 11-K
[ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR


[ ] Transition Report on Form 10-K and Form 10-KSB
[X] Transition Report on Form 11-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

   For the transition period from April 1, 1997 to December 31, 1997

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________
______________________________________________________________________


                                PART I
                       REGISTRANT INFORMATION

Full name of registrant:   THE PANDA PROJECT, INC.

Former name if applicable: _________________

Address of principal executive offices: 901 YAMATO ROAD,
City, State and Zip Code:               BOCA RATON, FLORIDA 33431


                               PART II
                       RULE 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III
                               NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or other transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

  During the current Plan year, The Panda Project, Inc. 401 (k) Plan (the "Plan") was amended and restated to include the Company's common stock as an investment option. Previously, the Company was not required to file a Form 11-K for the Plan. In addition, the Company changed Plan Trustees during the current Plan year. Additional time is necessary to compile all the required financial and other information to prepare accurate financial statements for the past three Plan years.

                                PART IV
                          OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

   C. Daryl Hollis, Chief Financial Officer    (561)     994-2300
               (Name)                      (Area Code) (Telephone No.)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes   [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes   [X] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        THE PANDA PROJECT, INC.
             (Name of Registrant as Specified in Charter)

  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 29, 1998                   By: /s/ C. Daryl Hollis
                                               C. Daryl Hollis
                                               Chief Financial Officer